November 11, 2010

Ms. Sharon M. Blume

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Response to SEC Comment Letter dated November 1, 2010 for PSB Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009, and Form 10-Q for the Fiscal

Quarter ended June 30, 2010.

File No. 0-26480

Dear Ms. Blume:

The purpose of this letter is to respond to your letter dated November 1, 2010, with respect to the above-referenced filings of PSB Holdings, Inc. (“PSB”).

PSB acknowledges that (1) PSB is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) PSB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will respond to your questions in the order they were presented in your letter request.  For your convenience, we have repeated the comment included in your letter in bold text and followed the comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Credit Quality, page 33

1.

We note your disclosure that the majority of restructured loans represent capitalized loan principal and/or interest and real estate taxes on commercial purpose loans that borrowers were unable to make according to the original repayment terms.  We also note that such loans are made in cases where the borrower’s delinquency is considered short-term from circumstances the borrower is believed able to overcome or which would reduce your estimated total credit loss on the relationship.  Please tell us whether you consider the borrowers in these cases to be experiencing financial difficulty and clarify whether you consider these restructurings to be troubled debt restructurings as defined by ASC 310-40-15 (formerly SFAS 15).

As indicated in our credit quality disclosures, the majority of PSB’s restructured loans represent capitalized loan principal and/or interest and real estate taxes on commercial purpose loans that borrowers have been unable to pay in accordance with the original terms.  These loans are made in cases where the borrower’s delinquency is considered short-term due to circumstances that the borrower is believed able to overcome, as well as in situations where a loan restructuring will reduce our estimated overall credit loss on the relationship.

Because these changes in loan terms are entered into with borrowers who are experiencing financial difficulty, they generally do meet the requirements to be considered troubled debt restructurings as defined by ASC 310-40-15.  However, with respect to each of our restructurings, no concession has been made on interest rate, and the interest rates remain appropriate given the market and risk associated with the loan.  In addition, no existing principal has been forgiven, and the restructuring has not been required to keep the borrower operating as a going concern.

Significant internally classified troubled debt restructurings are reported as impaired loans and were included in the impaired loan disclosures in Form 10-K for the Fiscal Year Ended December 31, 2009.  We continue to monitor all loans with restructured terms to consider whether individual modifications would be defined as troubled debt restructurings by ASC 310-40-15.  If in the future any of our restructurings meet the ASC 310-40-15 troubled debt restructuring definition, we will disclose them accordingly.

2.

We note the line item “restructured loans not on nonaccrual” in Table 16 on page 36.  Please clarify whether this line item includes all of your restructured loans during the periods presented, or if you have other restructured loans (for example, on nonaccrual).  If you have other restructured loans, quantify those loans for the periods presented and revise your table in future filings as necessary.

The line item referencing “restructured loans not on nonaccrual” in Table 16 on page 36 of Form 10-K does not include any restructured loans that are classified as nonaccrual.  Nonaccrual restructured loans are included on the line item “nonaccrual loans.”  Beginning with our Form 10-Q for the Fiscal Quarter Ended September 30, 2010, we will disclose nonaccrual loans separately, referencing both loans with restructured terms and loans without restructured terms, along with comparable information for historical periods included in the table.

Notes to Consolidated Financial Statements

Note 1 - Allowance for Loan Losses, page 66

3.

We note the significant increase in charge-offs during the year.  Please revise your future filings to provide more specific information regarding your charge-off policies.  For example, we note your disclosure that loans are charged against the allowance for loan losses “when management believes the collectability of the principal is unlikely.”  Describe how you make this determination.  If you charge-off loans after they are delinquent for a certain number of days, disclose that also.

Determining the appropriate time to charge-off loan principal requires judgment and satisfaction of various factors during the collection period.  In general, unsecured loans delinquent 90 days or more are charged off against the allowance for loan losses, although this timeframe is not addressed by formal internal policy.  As a practical matter, principal is charged off when there is no expectation of future cash payments following liquidation of collateral, a business ceases to operate, the borrower declares bankruptcy, collateral is received by our bank subsidiary as foreclosed property following the legal redemption period, or in other similar circumstances.

Beginning with Form 10-Q for the Fiscal Quarter Ended September 30, 2010, we will disclose this information as part of the financial statement footnotes addressing loans receivable and the allowance for loan losses.  We will also provide greater detail on the nature of large credits charged off during the period so that investors may better identify trends in credit risk or future loss potential.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

4.

We note your presentation of “Total nonperforming assets as a percentage of total tangible common equity including the allowance for loan losses” (commonly referred to as the “Texas Ratio”).  This ratio appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission rules or banking regulatory requirements.  To the extent you plan to provide this non-GAAP ratio in the future, the staff notes the following:

•

To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure;

•

To the extent that you plan to disclose the ratio in future Forms 8-K under Item 2.02, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K; and

•

To the extent this ratio is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure.

Your comment letter points out that PSB should consider the “Texas Ratio” a non-GAAP financial measure defined by Regulation G and Item 10(e) of Regulation S-K.  As such, disclosure requirements include identification of the measure as non-GAAP and reconciliation to the most clearly comparable GAAP measure, along with other related disclosure requirements.

Beginning with the Form 10-Q for the Fiscal Quarter Ended September 30, 2010, and in future Forms 8-K filed under Item 2.02, PSB will note that our disclosure of the Texas Ratio is a non-GAAP financial measure, and we will include a table that reconciles the calculation of the measure using existing GAAP financial information similar to the format shown below:

Table: _____: Calculation of “Texas Ratio” (a non-GAAP measure)

	As of Quarter End
	Sept 30,	Sept. 30,
(dollars in thousands)	2010	2009

Total nonperforming assets	$ 15,141	$ 16,527

Total stockholders’ equity	$ 46,044	$ 43,031
Less: Mortgage servicing rights, net (intangible assets)	(1,042)	(1,151)
Less: Preferred stock capital elements	–	–
Add: Allowance for loan losses	8,001	6,801

Total tangible common stockholders’ equity and reserves	$ 53,003	$ 48,681
Total nonperforming assets as a percentage of total
tangible common stockholders’ equity and reserves	28.57%	33.95%

You may contact me at 715-847-4020 or by emailing scattanach@psbwi.com if you have any questions or desire further information.

Sincerely,

SCOTT M. CATTANACH

Scott M. Cattanach

PSB Holdings, Inc.

Chief Financial Officer

Principal Financial Officer

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